       Exhibit 99.1

November 13, 2012

Aware, Inc.
Aware, Inc. Board of Directors
40 Middlesex Turnpike
Bedford, MA 01730

To the Aware, Inc. Board of Directors,

Privet Fund Management writes as one of Aware, Inc.’s (“Aware” or the “Company”) largest outside shareholders.  We have followed Aware for more than two years, and have been an owner of the business for over 18 months.  During this time, we have conducted extensive due diligence of the Company and its operating and non-operating assets.

On the heels of completing announced patent monetization efforts and shuttering the unprofitable DSL hardware operations, having now winnowed the business to a few elements, the question arises, “where to from here?”  In our opinion, the path is clear.

First, biometrics software is essentially the remaining operation of the Company.  With roughly $15 million of revenue, this business does not have the scale to justify being a public company.  Furthermore, the business has not demonstrated the ability to – nor do we believe it can – grow sufficiently to substantiate its long-term viability as an independent enterprise.  The biometrics industry is fragmented with too many small-scale competitors.

Fortunately for Aware, there is a consolidation trend within the biometrics industry with a particular emphasis on hardware firms acquiring software firms.  Given Aware biometrics’ strong software niche and relatively smaller scale, we believe selling the business into this consolidation trend makes obvious sense for Aware.  Sell now and capture value from a logical buyer; alternatively, as hardware firms acquire other software firms and develop their own internal software, Aware biometrics runs the risk of having its customer base designed away via internal development.  In light of the foregoing, we strongly believe Aware biometrics should be sold to a larger enterprise.

Second, the Company’s $115 million cash balance requires immediate attention.  Balance sheet cash amounts to over five times Aware’s enterprise value.  This situation is, in our opinion, untenable.  The Company should return this capital to shareholders by paying an immediate and significant dividend.  We believe that Aware lacks the management capacity and competitive positioning to execute a biometrics acquisition strategy.  Further, we also note the junk bond portfolio Aware has developed over the past year.  We have no desire to see Aware converted to a holding company or investment platform for future money management endeavors.  If certain members of the Board would like to pursue such a strategy, we recommend they do so with their pro rata portion of the distributed cash.  In sum, there should be no thought of investing the cash balance.

Thirdly, we believe that Aware is hiding behind GAAP technicalities as an excuse for not providing shareholders a full (or any) explanation of its Hybrid Audio litigation interest.  Hybrid Audio may in fact represent Aware’s most valuable non-cash asset.  The Board has a clear fiduciary duty to shareholders to manage the

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Company for all shareholders’ benefit and provide sufficient information such thatshareholders can make informed decisions concerning ownership.  The current vacuum of public disclosure surrounding Hybrid Audio is, in our opinion, inexcusable.  If not for Privet and other shareholders hounding the Company over Hybrid Audio disclosure, the public would have no idea the litigation interest even exists.  Having  now reluctantly disclosed the litigation interest in generic, uninformative terms, Aware audaciously amends the terms of its litigation joint venture in a manner that obviates the disclosure requirement altogether.  We also find it interesting that the timing of this disclosure policy change coincided with the timing of Aware’s replacement of PWC as its auditor, which raises the question of whether PWC forced disclosure of the VIE and was ultimately dismissed for its efforts?  Regardless, Aware’s willful lack of disclosure is truly remarkable behavior that thumbs its nose at the core tenets of corporate governance.  Meanwhile, members of the Board are making open market purchases of Aware stock.  The optics in this situation are horrific and the substance could be even worse if directors possess material, non-public information.

Having attended two preliminary Hybrid Audio hearings, most recently the Markman hearing, Privet is well aware of the substantive nature and potential value of the lawsuit.  However, we believe that other shareholders lack this information and all shareholders lack management’s assessment.  With Motorola Mobility, Research in Motion and Nokia having settled the claims against them, Hybrid Audio appears to have valid legal claims and has potentially received settlement cash.  Apparently, Aware originally created a legal structure that prevented the Company from having to disclose developments within Hybrid Audio, and now has re-crafted that joint venture such that the Company need not disclose this important asset at all.  While this may technically pass GAAP muster, Privet believes that it fails the essential purpose of public reporting and proper disclosure.  Tellingly, throughout the Markman hearing, defense counsel repeatedly referred to “Aware” rather than Hybrid Audio. The Board should remedy this situation immediately, offering shareholders more useful and complete information concerning the Company’s litigation assets.  Giving public shareholders fulsome and timely information with which to properly assess their investment is the core principle upon which public markets function.  Given Aware’s roughly $10mm operating enterprise value (net of headquarters real estate value), it defies logic that Hybrid Audio would not qualify as a material asset.

Moreover, there is no strategic need for the total dearth of Hybrid Audio disclosure and, more generally, disclosure surrounding IP strategy.  Other public companies with both IP licensing efforts and separate operating businesses provide detailed disclosure of litigation strategy and developments within specific cases – e.g., Unwired Planet, Inc. blog and commentary surrounding litigation outcomes and strategy. Likewise, other public companies that sell patents provide detail surrounding the specific patents sold – e.g., Section 3.4 of April 5, 2012 AOL-Microsoft patent purchase agreement, specifically listing patents being sold.  In contrast, Aware unnecessarily files its lists of patents sold confidentially with the Securities and Exchange Commission.  Since this information can be obtained through the United States Patent Office website, the confidential filing appears to serve no purpose other than to make your shareholders work harder to determine what the Company is doing with their assets.

For all these reasons, we believe Aware’s disclosure surrounding IP is atrocious.  How are your shareholders to gauge the wisdom of your actions when you provide no context, information or strategic insight surrounding them?  For instance, Aware sold over 60 patents to Techquity Capital Management, a private equity firm focused on extracting value from IP assets.  In announcing the sale, Aware offered no information concerning the number of patents transferred or the specific identity or nature of the underlying buyer.  Determining both of these most basic, relevant facts required independent research on the part of your shareholders.  Further, there was no explanation offered as to why Aware felt this transaction offered shareholders the most value.  Does not Aware have an IP licensing business?  Why would another IP licensing business see more future value in the patents than Aware?  These are the types of questions any diligent

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shareholder should ask.  Unfortunately, given Aware’s lack of disclosure in filings and refusal to hold management calls or otherwise effectively communicate with shareholders, we are left only able to hypothesize.

In sum, the proper course of action here seems clear.  Privet believes that Aware should no longer remain an independent, public company.  The Company does not possess the scale or strategy to remain autonomous.  In our view, the Company should distribute the vast majority of its cash balance to shareholders, leaving only enough cash to bridge a sale of the business.  Aware’s Hybrid Audio interest should be distributed to shareholders via a contingent litigation stub.  Aware biometrics should then be sold in a robust process to maximize value for shareholders.  We believe this outcome can be structured in a relatively tax efficient manner.

We also believe that it is imperative the Company begins to more effectively communicate with shareholders while executing a path to value maximization along the lines detailed above.  As a significant shareholder, Privet expects no less from the Board and stands ready to ensure and enforce the rights of all shareholders.

Sincerely,

Ryan Levenson	Cliff Orr
Privet Fund Management LLC	Privet Fund Management LLC

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